Exhibit 99.2

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 1.975.445,34
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

R.C.S. LYON 379.001.530

DRAFT RESOLUTIONS

FIRST RESOLUTION

The shareholders, after having heard the report of the Board of Directors, decide to proceed with a global change to the Company’s bylaws, in order to conform them to the new provisions of the French Commercial Code resulting from the Act dated May 15, 2001 relating to new economic regulations and to take into account the automatic conversion of the stated capital into euros as of January 1st, 2002, which includes:

•	the amendment of Articles 14 and 16 of the by-laws relating to the organization of the Board and to the Chairman, Article 15 relating to the powers of the Board of Directors and Article 17 relating to the Managing Director and the Executive Managing Directors, in order to take into account the new conditions for exercising general management provided by the law.

•	the amendment of Article 14 of the by-laws concerning Board meeting deliberations, in accordance with new Article L. 225-36-1 of the French Commercial Code, in order to provide for new statutory instances in which board meetings can be convened by the chairman, upon request of at least a third of its members, if the board has not met for more than two months, or by the Managing Director;

•	the amendment of Article 14 of the by-laws concerning Board meeting deliberations and in Article 19 concerning, in particular, attendance to shareholders’ meetings, respectively in order to provide for:

•	the possibility for directors to take part in meetings via videoconferencing methods (the nature and application conditions of which are determined by a Council of State decree) and to be deemed to be present for purposes of the calculation of the quorum and the majority, subject to the existence of internal rules of the Board providing for such possibility, it being specified that these provisions do not apply for the adoption of decisions concerning the appointment, removal or remuneration of the Chairman and the Managing Directors, the settlement of the annual corporate and, as the case may be, consolidated financial statements and the settlement of the annual management report;

•	the possibility for shareholders to take part in general meetings via videoconferencing or telecommunications methods enabling them to be identified (the nature and application conditions of which are determined by a Council of State decree) and to be deemed to be present for the calculation of the quorum and the majority.

•	The amendment of Article 6 of the bylaws in order to reflect the automatic conversion of the stated capital into euros, effective as of January 1st, 2002, as follows:

                         Article 6 – Share capital

Previous text “The share capital is fixed at twelve million nine hundred fifty eight thousand and seventy two FF (12,958,072 FF) divided into 16,197,590 shares with a par value of 0.80 FF, each, all being fully paid-up”

New text “The share capital is fixed at one million and nine hundred and seventy five thousand four hundred and forty five Euros and thirty four Cents (1,975,445.34 Euros) divided into 16,197,590 shares of approximately Euro 0.12, all being fully paid-up”

The shareholders decide that a copy of the so amended bylaws will be attached to the minutes of this extraordinary shareholders’ meeting.

SECOND RESOLUTION

The shareholders, after having heard the report of the Board of the Directors and the special report of the statutory auditor, decide, subject to the adoption of the third resolution relating to the cancellation of the preemptive rights of shareholders, warrant holders and any holders of any combined securities, to authorize the Board, in accordance with Section L. 225-129 III paragraph 2 of the French Commercial Code, to proceed, in one or several times, with a capital increase in a maximum amount of 244,000 euros, by way of issuance of a maximum of 2,000,000 new shares, to be fully paid up in cash.

This authorization is granted for a period, which shall begin on the day immediately following the date of this extraordinary shareholders’ meeting, and which will expire at the end of the annual meeting of the shareholders called on to vote on the approval of the financial statements for the financial year that will end on December 31, 2003, which shall take place no later than June 30, 2004, and the Board may act upon it under the terms and conditions and at the times, which the Board will deem to be appropriate, subject to the conditions set forth below.

The shareholders decide that the new shares should be issued at par value, with an issuance premium which shall be determined by the Board under the conditions set forth below, in accordance with paragraph II of Section L. 225-138 of the French Commercial Code, which states that “the share issuance price or the conditions of setting of such price are determined by the extraordinary shareholders’ meeting based on the report of the Board of Directors and the special report of the statutory audit”.

Due to the recent evolution of the Company’s stock on the NASDAQ, the shareholders decide that the share premium shall be at a minimum of $12 per share, minus the share par value, and no less than 90% of the market price for the shares, minus the share par value, on the trading day immediately preceding the subscription of the shares.

The shareholders decide that the share premium for each issued share, to be set by the Board, will thus depend upon the quote of the Company’s stock on the day preceding the transaction, compliant with the conditions mentioned above, under the supervision of the statutory auditor.

The dollar/euro conversion rate to be used for purpose of calculating the share premium will be calculated using the rate set by Banque de France, applicable on the day when the transaction will be concluded.

Therefore, the shareholders decide to authorize the Board of Directors and to grant it all powers to:

(i)	increase the Company’s share capital in a maximum amount of 244,000 euros, upon its sole decision and in one or several times, by way of issuance of a maximum of 2,000,000 new shares at par value, which shall be fully paid up in cash upon subscription,

(ii)	settle the amount of the share premium, under the terms and conditions determined by the extraordinary shareholders’ meeting,

(iii)	settle the dates of commencement and closing of the subscription period,

(iv)	select the beneficiary of the capital increase among the nine proposed beneficiaries approved by the extraordinary shareholders’ meeting, subject to the adoption of the third resolution,

(v)	receive the subscriptions,

(vi)	close the subscription period once all of the subscriptions have been gathered,

(vii)	receive the payments,

(viii)	deposit the funds on a bank account in accordance with the law,

(ix)	amend the by-laws accordingly and, more generally,

(x)	take any steps necessary in order to implement the capital increase and effect all formalities required by law.

THIRD RESOLUTION

The shareholders, after having heard the report of the Board of Directors and the special report of the statutory auditor, and acknowledging the fact that the Company is currently negotiating with nine possible underwriters their subscription of the new shares, which would be issued in the context of the proposed capital increase, and that only one of these nine underwriters will be subscribing to the entire amount of the proposed capital increase, the shareholders decide to cancel the preemptive rights of the shareholders, as well as those of the warrant holders and any holder of any combined securities, in favor of these nine investment banks, it being specified that only one of them shall have the right to subscribe to the new shares to be issued in the context of the proposed capital increase.

These banks are :

-	Bank of America Securities

-	Brean Murray & Company.

-	HC Wainright & Co

-	Merrill, Lynch, Pierce, Fenner & Smith

-	Merriman Curhan Ford & Co

-	Punk Ziegel & Company

-	SG Cowan

-	Suntrust Robinso Humphrey

-	UBS Warburg LLC.

The shareholders expressly acknowledge that the foregoing beneficiaries are underwriters and that the beneficiary to be eventually selected by the Board of Directors will immediately resell the subscribed shares on the market to currently unknown investors in the United States.

FOURTH RESOLUTION

The shareholders, after having heard the report of the Board of Directors, stating that Section L. 225-129 of the Commercial Code, in its new wording resulting from the May 15, 2001 Act relating to New Economic Regulations, seems to impose an obligation to submit to the shareholders a draft resolution on a capital increase reserved to employees who are members of a company savings plan, in the event of any capital increase contemplated by a stock corporation, even though the latter may not have implemented a company savings plan, and of the special report of the statutory auditor, decide, subject to the adoption of the fifth resolution relating to the cancellation of the preemptive rights of the shareholders, warrant holders and any holders of combined securities, to authorize the Board, in accordance with Section L. 225-129 III paragraph 2 of the French Commercial Code, to proceed, in one or several times, with a capital increase reserved to all of the Company’s employees, in a maximum amount of 1% of the new stated capital after implementation by the Board of the capital increase set forth above, i.e. in a maximum amount of 22,200 Euros, the conditions of which are set forth in the second resolution.

The shareholders decide that the per share subscription price for the issued shares will be set by the Board of Directors, in accordance with Section L. 443-5 of the French Labor Code, under the supervision of the statutory auditor.

Therefore, the shareholders authorize and grant all powers to the Board to:

(i)	increase the Company’s share capital in a maximum amount of 22,200 euros, upon its sole decision and in one or several times, by way of issuance of new shares at a price determined in accordance with Section L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, which shall fully be paid up in cash upon subscription,

(ii)	inform the Company’s employees,

(iii)	settle the dates of commencement and closing of the subscription period,

(iv)	receive the subscriptions,

(v)	close the subscription period once all of the subscriptions have been gathered,

(vi)	receive the payments,

(vii)	deposit the funds on a bank account in accordance with the law,

(viii)	amend the by-laws accordingly and, more generally,

(ix)	take any steps necessary in order to implement the capital increase and effect all formalities required by law.

This authorization is granted for a period of two years after the date of this extraordinary shareholders’ meeting, and the Board may act upon it under the terms and conditions and at the times, which the Board will deem to be appropriate.

Should the subscriptions not have absorbed the entire amount of the capital increase, the shareholders decide to authorize the Board of Directors to limit the capital increase to the amount of the received subscriptions, provided that the latter amounts at least to three quarters of the initial amount of the capital increase.

FIFTH RESOLUTION

The shareholders, after having heard the report of the Board of Directors and the special report of the statutory auditor, acknowledging the fact that Section L. 225-129 of the Commercial Code, in its new wording resulting from the May 15, 2001 Act relating to New Economic Regulations, seems to impose an obligation to submit to the shareholders a draft resolution on a capital increase reserved to employees who are members of a company savings plan, in the event of any capital increase contemplated by a stock corporation, even though the latter may not have implemented a company savings plan, decide to cancel the preemptive rights of the shareholders, as well as those of the warrant holders and any holder of any combined securities, in favor of all of the Company’s employees.

The shareholders decide that each employee will be granted an equal number of shares based on:

1.	the amount of the capital increase, which shall not exceed 1 % of the new stated capital after implementation by the Board of the capital increase, i.e. in a maximum amount of 22,200 euros, the conditions of which are set forth in the second resolution, and

2.	the number of shares issued.

The shareholders decide that the per share subscription price for the issued shares will be set by the Board in accordance with Section L. 443-5 of the French Labor Code, under the supervision of the statutory auditor.

SIXTH RESOLUTION

The shareholders hereby grant power of attorney to the bearer of an original, an extract, or a copy hereof, for the purpose of accomplishing any and all publicity, filing or other formalities required by law.